December 14, 2015	Adam M. Schlichtmann
T +1 617 951 7114
F +1 617 235 7346
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Funds (the “Trust” or the “Registrant”) (Registration Nos. 33-19229 and 811-05430) Post Effective Amendment Number 148 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on October 16, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Disciplined Emerging Markets Equity Fund (the “Disciplined Emerging Markets Equity Fund” or the “Fund”), a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on November 30, 2015. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Fund currently intends to make a 485(b) filing on December 17, 2015, containing its prospectuses and SAI that will be become automatically effective on or about December 18, 2015.

General Comments

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide any revised disclosure with the letter with time to review prior to making the 485(b) filing. Please also include Tandy representations with your EDGAR correspondence regarding these comments.

Response: The requested representations are included below.

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2.	In connection with making the 485(b) filing, please provide a version of the Registration Statement “r-tagged” to show sections where the disclosure has changed.

Response: The Fund confirms that it will “r-tag” the 485(b) filing.

Prospectus Comments

3.	Please confirm that the expense cap will be effective for at least one year from the effective date of the Registration Statement. Please also confirm that the Example reflects the impact of the expense cap only for the contractual duration of the cap and that the expense cap is not reflected in the other periods in the Example.

Response: The Fund confirms that the expense cap arrangement will remain in effect for at least one year following the effective date of the Registration Statement. The Fund also confirms that the Example reflects the impact of the expense cap only for the contractual duration of the cap.

4.	We note that the description of the Fund’s 80% policy included in the “Principal Investment Strategies” section of the Prospectus references “companies domiciled or doing a substantial portion of their business in countries determined by the Fund’s Adviser to have a developing emerging economy or securities market.” Please revise the disclosure to clarify what is meant by “substantial portion,” and consider using a quantitative test, for example, “50% of a company’s revenue or profits.” Please also supplementally explain how a company being “domiciled” in an emerging market satisfies the “economically tied” test under Rule 35d-1.

Response: The Fund views “domiciled” to mean a company that is either headquartered or incorporated in an emerging market. The Fund believes that being domiciled in an emerging market is an appropriate criteria for the Fund’s 80% test and that an issuer domiciled in an emerging market is tied economically to, and would necessarily be subject to the economic risks of, the emerging market. The Fund has revised its disclosure as follows:

The Fund will invest at least 80% of its net assets (plus borrowings, if any) in equity securities issued by companies domiciled or doing a substantial portion of their business in countries determined by the Fund’s Adviser to have a developing or emerging economy or securities market. An emerging market is any market included in the MSCI Emerging Markets Index (the “Index”), the Fund’s benchmark. The Fund will provide shareholders with at least sixty (60) days’ notice prior to any change in its 80% investment policy. The Fund considers a company to be doing a substantial portion of its business in countries that have a developing or emerging economy or securities market if (i) the company has at least 50% of its assets in one or more such countries; (ii) the company derives at least 50% of its revenues or

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profits from goods produced or sold, investments made, or services provided in one or more such countries; or (iii) the company’s securities are traded principally in an emerging market.

5.	Please revise the disclosure in the “Principal Investment Strategies” section of the Prospectus to clarify the reference to “securities market” in the description of the Fund’s 80% policy. If this is intended to indicate issuers whose securities are traded principally in emerging markets, please revise the disclosure to say so.

Response: The Fund has revised its disclosure as follows:

The Fund will invest at least 80% of its net assets (plus borrowings, if any) in equity securities issued by companies domiciled or doing a substantial portion of their business in countries determined by the Fund’s Adviser to have a developing or emerging economy or securities market. An emerging market is any market included in the MSCI Emerging Markets Index (the “Index”), the Fund’s benchmark. The Fund will provide shareholders with at least sixty (60) days’ notice prior to any change in its 80% investment policy. The Adviser considers a company to be doing a substantial portion of its business in countries that have a developing or emerging economy or securities market if (i) the company has at least 50% of its assets in one or more such countries; (ii) the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services provided in one or more such countries; or (iii) the company’s securities are traded principally in an emerging market.

6.	Please revise the disclosure in the “Principal Investment Strategies” section to state that the Fund will provide 60 days’ notice to shareholders if the Fund’s 80% policy is changed.

Response: The requested change has been made. The Fund has revised its disclosure as follows:

The Fund will invest at least 80% of its net assets (plus borrowings, if any) in equity securities issued by companies domiciled or doing a substantial portion of their business in countries determined by the Fund’s Adviser to have a developing or emerging economy or securities market. An emerging market is any market included in the MSCI Emerging Markets Index (the “Index”), the Fund’s benchmark. The Fund will provide shareholders with at least sixty (60) days’ notice prior to any change in its 80% investment policy.

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7.	We note that the “Principal Investment Strategies” section of the Prospectus references the Fund’s use of futures, forwards and swaps but does not state what types of these instruments the Fund intends to use or how the Fund intends to use them to achieve its investment objective. Please revise the disclosure to do so. In this regard please see the Letter from Barry D. Miller to Karrie McMillan (July 30, 2010).

Response: The Fund has revised its disclosure as follows:

The Fund may ~~use futures, forwards, swaps and certain other derivative instruments or investment techniques to seek to generate returns. These investments may create a form of financial leverage. Through the use of leverage, the Fund’s total investment exposure could far exceed the value of its portfolio holdings and its investment returns could depend upon the performance of equities and currencies that the Fund does not own. The Fund generally intends to engage in currency hedging.~~invest in derivatives, such as futures contracts and total return swaps, in order to gain broad equity market exposures pending investments of cash, or to reduce market exposures pending the sales of securities. The Fund reserves the right to enter into foreign currency futures, forward contracts, and options to hedge currency risk, although the Adviser does not currently anticipate that such transactions will play any significant role of the investment process.

8.	If derivatives will be taken into account in assessing the Fund’s compliance with its 80% policy, please supplementally explain how derivative instruments will be valued for the purposes of the 80% test. Please note that the Staff’s position is that the mark-to-market value of a derivative contract should be used for this purpose.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy.

9.	We note that the Fund’s website indicates that the Fund currently has 27% exposure to the financial sector. If this level of exposure is expected to persist over time, please consider adding appropriate risk and strategy disclosure to the Prospectus. Please also supplementally explain how this level of exposure to a single sector is consistent with the Fund’s concentration policy.

Response: Sectors consist of multiple industries, therefore a sector allocation greater than 25% does not necessarily indicate investment exposure of greater than 25% to a particular industry. The Fund’s concentration policy is a time of purchase test. The following risk disclosure has been added to the Fund’s Prospectus:

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Financial Sector Risk: Financial services companies are subject to extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge, the scope of their activities, the prices they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change or due to increased competition. In addition, deterioration of the credit markets generally may cause an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Certain events in the financial sector may cause an unusually high degree of volatility in the financial markets, both domestic and foreign, and cause certain financial services companies to incur large losses. Securities of financial services companies may experience a dramatic decline in value when such companies experience substantial declines in the valuations of their assets, take action to raise capital (such as the issuance of debt or equity securities), or cease operations. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include real estate investment trusts (“REITs”)). Declining real estate values could adversely affect financial institutions engaged in mortgage finance or other lending or investing activities directly or indirectly connected to the value of real estate.

10.	We note that the Fund’s website indicates that the Fund currently has 23.7% exposure to China. If this level of exposure is expected to persist over time, please consider adding risk disclosure about the Chinese economy and investing in China in light of recent events in China.

Response: Changes to the Fund’s principal investment strategies, effective as of December 18, 2015, are expected to have the effect over time of reducing the Fund’s exposure to China from its current level. Accordingly, the Fund has not included the suggested risk disclosure.

11.	We note that page 9 of the Prospectus, under “Investment Strategies and Risks – Principal Risks – Unconstrained Sector Risk,” states that, “The Fund may focus its investments in companies or issuers in a particular industry, market, or economic sector.” Please supplementally explain what is meant by the word “focus” in this context and how this statement is consistent with the Fund’s concentration policy.

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Response: A Fund’s investments would be “concentrated” in a particular industry if 25% or more of its assets are invested in a particular industry classification, measured at the time of purchase. The Fund’s investments may be “focused” to the extent that the Fund invests a substantial portion of its assets in a particular industry, market, or economic sector such that the investments may share common characteristics, may be subject to similar business risks and regulatory burdens and may react similarly to market developments.

12.	We note that page 29 of the Prospectus states that “deposits in the mail or with [the U.S. Postal Service or other independent delivery services] or receipt at the Funds’ post office box, or purchase or redemption requests, do not constitute receipt by the Funds or Transfer Agent.” Please supplementally explain why these situations do not constitute receipt by the Fund or revise the disclosure.

Response: The Fund includes this disclosure because receipt occurs when the Transfer Agent or the Fund actually receives such mailings. The excerpted disclosure in the comment appears in the following context: “The Fund does not consider the U.S. Postal Service or other independent delivery services to be their agents. Therefore, deposits in the mail or with such services, or receipt at the Funds’ post office box, of~~or~~ purchase orders or redemption requests, do not constitute receipt by the Funds or Transfer Agent.”

Statement of Additional Information Comments

13.	We note that on page 44 of the SAI a footnote indicated by an asterisk states that a contractual limitation applies to the Fund’s Class N shares, while footnote 3 to the Fund’s fee table on page 3 of the Prospectus suggests that the contractual fee waiver applies to each of the classes included in the Prospectus for Classes A, C, I and K. Please explain this discrepancy or revise the disclosure.

Response: The Fund has revised its disclosure as follows:

The footnote states “*Contractual limitation applies to the Fund’s Class A, C, I, K and N shares. The Adviser waived its management fee and/or reimbursed expenses to the Fund’s Select Class in amounts equal to the management fee waived and/or expenses reimbursed under contractual arrangements applicable to the Fund’s Class A, C, I, K and N shares. The aggregate amount waived/reimbursed is reflected in the table.

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The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or

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changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann